Exhibit 4.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:                            NAME AND ADDRESS OF COMPANY

Yamana Gold Inc. (“Yamana”)

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, ON

M5J 2J3

ITEM 2:                            DATE OF MATERIAL CHANGE

June 16, 2014.

ITEM 3:                            NEWS RELEASE

A news release with respect to the material change referred to in this report was issued jointly by Yamana and Agnico Eagle Mines Limited (“Agnico Eagle”) through the facilities of Canada NewsWire on June 16, 2014 and subsequently filed on SEDAR at www.sedar.com.

ITEM 4:                            SUMMARY OF MATERIAL CHANGE

On June 16, 2014, Yamana and Agnico Eagle jointly announced the completion of the previously announced court-approved plan of arrangement of Osisko Mining Corporation (“Osisko”) under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to an arrangement agreement between Yamana, Agnico Eagle and Osisko dated April 16, 2014, as amended (the “Arrangement Agreement”).  Under the Arrangement, Yamana and Agnico Eagle jointly acquired 100% of the issued and outstanding common shares of Osisko (the “Osisko Shares”).

ITEM 5:                            FULL DESCRIPTION OF MATERIAL CHANGE

The Arrangement was approved by approximately 99.81% of the Osisko shareholders and optionholders who voted in respect of the Arrangement at the annual and special meeting of Osisko shareholders and optionholders held on May 30, 2014.  The Arrangement was subsequently approved by the Québec Superior Court.

On June 16, 2014, pursuant to the Arrangement Agreement, Osisko completed the Arrangement and Yamana and Agnico Eagle each acquired indirect ownership of 50% of the issued and outstanding Osisko Shares.  The Osisko Shares were acquired by Yamana and Agnico Eagle indirectly through Canadian Malartic Corporation, an entity owned in equal shares by wholly-

owned subsidiaries of Yamana and Agnico Eagle.  The Osisko Shares were de-listed from the Toronto Stock Exchange (the “TSX”) as at the close of business on June 16, 2014.

The Arrangement resulted in each Osisko Share being exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a common share of Yamana; (iii) 0.07264 of a common share of Agnico Eagle; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd (“Osisko Royalties”), a newly formed company that has commenced trading on the TSX.

Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Royalties: (i) a 5% net smelter return royalty (“NSR”) on all gold, silver and other products produced by the Canadian Malartic mine; (ii) C$157 million in cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project and certain other Canadian exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

Yamana’s and Agnico Eagle’s relationship with respect to the Canadian Malartic mine is governed by a unanimous shareholders agreement with respect to the successor company to Osisko and a general partnership agreement with respect to the partnership (“Canadian Malartic GP”) that has been formed with respect to the Canadian Malartic mine (such agreements, collectively, the “Governing Agreements”).  Pursuant to the Governing Agreements, among other things:

(a)                                 Subsidiaries of Yamana and Agnico Eagle have established a management committee to supervise the business and affairs of the Canadian Malartic mine. The management committee will consist of an equal number of representatives of Yamana and Agnico Eagle for so long as each has a direct or indirect 50% interest in the Canadian Malartic GP.  Decisions of the management committee are made either by ordinary resolution, special resolution or unanimous resolution, and the Governing Agreements include dispute resolution provisions which apply in specified circumstances, including in cases of deadlock among management committee representatives.

(b)                                 The parties have, subject to certain exceptions, agreed to certain restrictions with respect to the direct or indirect acquisition of real property for the purposes of conducting exploration or mining development and/or mining operations, wholly or partially within an “Area of Interest”, which is an area proximate to the Canadian Malartic mine and certain exploration properties.

(c)                                  The parties have agreed to proportionately fund operations, and a failure of a party to so fund will trigger dilution of their interest in the Canadian Malartic mine.  If a party’s interest is reduced to less than 10%, then such interest will be converted into a 2% royalty.

(d)                                 No party may transfer, directly or indirectly, the whole or any part of its interests in the successor company to Osisko or Canadian Malartic GP without first complying with certain rights of first refusal and rights of first offer in accordance with the terms of the Governing Agreements.

ITEM 6:                            RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                            OMITTED INFORMATION

Not applicable.

ITEM 8:                            EXECUTIVE OFFICER

The name and business telephone number of the executive officer of Yamana who is knowledgeable about the material change and this report is:

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

Phone: (416) 815-0220

ITEM 9:                            DATE OF REPORT

June 25, 2014.

(signed) Sofia Tsakos
Sofia Tsakos
Senior Vice President, General Counsel and
Corporate Secretary